19003369

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-36594

SEC Mail Processing Section MAR 01 2019 Washington DC 413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larimer Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 South Bellaire Street, Suite 1110
(No. and Street)

Denver	CO	80222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam M. Carmel, (303) 573-5511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA, PC
(Name – *if individual, state last, first, middle name*)

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam M. Carmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larimer Capital Corporation, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adam M. Carmel
Signature

President
Title

CATHY L. NOWALK
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20084009025
MY COMMISSION EXPIRES 03-17-2020

Cathy L. Nowalk
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARIMER CAPITAL CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED DECEMBER 31, 2018 AND 2017

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

LARIMER CAPITAL CORPORATION

TABLE OF CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Larimer Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Larimer Capital Corporation (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in "Supplemental Schedule" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015.
Lakewood, CO
February 21, 2019

LARIMER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
Cash and cash equivalents	$ 469,250	$ 497,336
Commissions receivable	18,249	15,857
Prepaid expenses	8,924	8,808
Total Current Assets	**496,423**	**522,001**
Furniture and equipment net of accumulated Depreciation of $141,522 and $141,522 respectively	2,705	2,705
Deposit with clearing broker	50,000	50,000
Other assets	4,725	4,725
Total assets	**$ 553,854**	**$ 579,432**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable and accrued liabilities	$ 8,173	$ 12,294
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 5)		
STOCKHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 50,000 Shares authorized; one share issued and outstanding	89,000	89,000
Retained earnings	456,681	478,138
Total stockholder's equity	545,681	567,138
Total liabilities and stockholder's equity	**$ 553,854**	**$ 579,432**

The accompanying notes are an integral part of these statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Larimer Capital Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Accounting

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Commissions Receivable

Amount due from RBC Correspondent Services, Inc. (the firm's clearing broker dealer) reflecting securities commissions due for the current month. Such commissions receivable are paid within 10 days of the end of the month.

Prepaid Expenses

Amount reflects prepaid: securities industry regulatory fees, professional liability insurance and property and casualty insurance. Such amounts are paid annually and amortized over the appropriate calendar or fiscal year period to which such expenses apply.

Clearing Deposit

Deposits include $50,000 deposited with RBC Correspondent Services, Inc. ("RBC") to offset certain risks assumed by RBC related to clearing and settling securities and cash transactions on behalf of the Company's customers. This amount is an allowable asset in computing the firm's net capital.

Other Assets

Amount reflects rent security deposit and is not an allowable asset in computing the firm's net capital.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Commissions Payable and Accrued Liabilities

Amount reflects: commissions due to the firm's independent registered representatives for securities and/or insurance related transactions and any payroll tax liabilities accrued and due for employees of the firm.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). The Clearing Broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provision for income taxes has been recorded in the accompanying financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes *(concluded)*

The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of December 31, 2018 and 2017 and for the years then ended.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $529,326 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.01 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - OPERATING LEASES

The Company has a non-cancelable operating lease with an unrelated party for office space which expires in March 2020. Future minimum lease payments are as follows:

Year Ending December 31	Amount
2019	69,053
2020	17,381
	$ 86,434

Rental expense for all operating leases was $80,296 and $70,931 for the years ended December 31, 2018 and 2017, respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan and Trust

In 2011, the Company adopted a salary deferral "401(k)" profit sharing plan and trust (the "Plan"). The Plan allows employees who are over 21 years old, have completed one year of employment and at least 1,000 hours of service to participate in the plan. Beginning January 1, 2013, the Plan contains a "safe harbor" provision requiring the Company to make 100% vested non-elective contributions equal to 3% of the compensation of eligible employees.

NOTE 4 - EMPLOYEE BENEFIT PLANS (continued)

401(k) Profit Sharing Plan and Trust (concluded)

"Safe harbor" contributions and "discretionary profit sharing" contributions to the Plan, charged to operations, were $2,348 and $41,500 and $2,438 and $42,488 for the years ended December 31, 2018 and 2017, respectively.

Defined Benefit Plan

The Company's employees are covered by a defined benefit plan (the "Plan"). Retirement benefits are based on years of service and the average employee's compensation. All employees age 21 and older who have completed one year and 1,000 hours of service are eligible to participate in the Plan. Participating employees become vested in the Plan after five years of participation. Currently there is only one eligible employee in the plan.

The Company makes contributions based on actuarial assumptions made by their Plan administrator, subject to limits set forth by the Internal Revenue Service. Contributions are intended to provide for benefits attributed to service provided to the Company to date. "In-service" participant distributions during 2018 totaled $1,709,008.96.

The Plan's assets are administered by an outside party, but managed by the Company's sole stockholder and participant.

The following table sets forth the Plan's funded status and amount recognized:

	December 31, 2018	December 31, 2017
Total plan assets	$ 23,183	$ 1,719,838
Fair value of Plan assets at end of year	$ 23,183	$ 1,719,838
Funded status	**$ -**	**$ -**
Employer contributions	**$ 44,000**	**$ 0**
Present value of the total plan accrued benefits	**$ 20,267**	**$ 1,586,875**

Assumptions used in the accounting for the defined benefit plan were:

	December, 31 2018	December, 31 2017
Assumed discount rate	4.69%	4.11%
Rate of compensation increase	0%	0%
Expected long-term rate of return	4.69%	4.11%

CONTINUED

NOTE 4 - EMPLOYEE BENEFIT PLANS (concluded)

Defined Benefit Plan ***(concluded)***

The Company's benefit plan asset allocations by asset category are as follows:

CONCLUDED

	December, 31	
	2018	2017
Cash and money market	1%	71%
Fixed	99%	15%
Equity securities	0%	14%
	100%	100%

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, prepaid expenses, furniture and equipment, deposit with clearing broker, other assets, and commissions payable and accrued liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.